UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into Material Definitive Agreement

On May 1, 2026, China SXT Pharmaceuticals, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several “non-U.S. Persons” (as defined in Regulation S of the Securities Act of 1933, as amended) (the “Purchasers”) for a private placement (the “Offering”) of (i) 3,500,000 Class A ordinary shares (the “Shares”), with no par value (the “Class A Ordinary Shares”) and (ii) 3,500,000 warrants (the “Warrants”, the Class A Ordinary Shares underlying such Warrants, the “Warrant Shares”), with each to purchase one (1) Class A Ordinary Share at an exercise price of $1.00 per share. The gross proceeds from this Offering were $3.5 million.

The Warrants contain customary adjustment mechanisms upon corporate actions such as share dividends, share splits and share combinations. The Warrants are exercisable upon issuance and will expire five years from their the issuance date of the Warrants (the “Initial Exercise Date”). The Warrants are exercisable for cash, and they may also be exercised on a cashless basis. Notwithstanding the foregoing, if at any time starting on the 7th calendar day (the “Alternate Cashless Exercise Date”) following the Initial Exercise Date, in lieu of the Class A Ordinary Shares to be issued in a Cashless Exercise pursuant to the formula above, the holder may, by delivery of a Notice of Exercise to the Company, alternatively exchange all, or any part, of the Warrants into such aggregate number of Class A Ordinary Shares equal to the product of (x) nine (9), multiplied by (y) such aggregate number of Class A Ordinary Shares underlying such portion of the Warrants to be exercised as specified in such applicable Notice of Exercise (each, an “Alternate Cashless Exercise”, and such aggregate number of Class A Ordinary Shares to be issued in such applicable Alternate Cashless Exercise, the “Alternate Cashless Exercise Amount”).

The closing of the Offering occurred on May 2, 2026, when all the closing conditions of the Securities Purchase Agreement had been satisfied. The Company issued the Shares and Warrants in exchange for gross proceeds of $3.5 million, before the deduction of customary expenses. The net proceeds to the Company from such Offering shall be used by the Company for working capital and general corporate purposes.

The Shares and Warrants were issued in reliance on Regulation S promulgated under the Securities Act of 1933, as amended, and the Purchasers represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Shares or Warrants for the account or benefit of any U.S. person.

The foregoing description of the Warrants and the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, forms of which are attached hereto as Exhibits 4.1 and 10.1 and are incorporated herein by reference.

Exhibits

Exhibit No.	Description
4.1	Form of Warrants
10.1	Form of Securities Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 4, 2026

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

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